希慎興業有限公司
Hysan Development Company Limited


Hysan希慎

RECEIVED
2005 JUN -2 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : kevin.chan@hysan.cc

Our Ref : SEC/KCH/USSEC/L
Your Ref :


05008473

11 May 2005

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish the document(s) listed below pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

1. **Announcement – Final Dividend for the year ended 31 December 2004 Option to receive shares in lieu of cash dividend Calculation of Market Value dated 10 May 2005**
2. **Announcement – Poll Results at the Annual General Meeting 2005**
3. **Announcement – Appointment of Independent non-executive Director**

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED



Kevin Chan
Deputy Company Secretary



PROCESSED

South China Morning Post (11 May 2005)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2004
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND
CALCULATION OF MARKET VALUE

At the Annual General Meeting of shareholders of Hysan Development Company Limited (the "Company") held on 10 May 2005, an ordinary resolution had been passed to declare a final dividend of HK30 cents per ordinary share ("Share(s)") in the capital of the Company, payable to shareholders whose names appeared on the Register of Members on that day. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$16.29, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing on Wednesday, 4 May 2005 (the first day the Shares traded ex dividend).

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 10 May 2005 x HK30 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$16.29)}} = \text{maximum number of New Shares (rounded down to the nearest whole number)}$$

Fractions of New Shares will not be allotted to shareholders and entitlements to Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders on or about Tuesday, 17 May 2005. Shareholders with registered addresses in the United States of America or any of its territories or possessions or Canada will be excluded from receiving the form of election and will only receive the final dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return it to the Share Registrars and Transfer office of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong no later than 4:00 p.m. on Monday, 6 June 2005. Shareholders who wish to receive the whole of the final dividend in cash should NOT complete the form of election. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about Friday, 10 June 2005 on which dealings of the New Shares will commence (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company). The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the final dividend for the year ended 31 December 2004.

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee, Dr. Deanna Ruth Tak Yung Rudgard; and (Director, Property) Pauline Wah Ling Yu Wong.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 10 May 2005

South China Morning Post (11 May 2005)



HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Poll Results at the Annual General Meeting 2005

At the Annual General Meeting of shareholders of Hysan Development Company Limited (the "Company") held on 10 May 2005 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 31 March 2005.

As at the date of the AGM, the total number of shares entitling the holders to attend and vote for or against all resolutions is 1,049,963,659. All Directors who are shareholders have abstained from voting on Resolution numbered 4. Save for this, there were no restrictions on shareholders to cast votes on any of the rest of proposed resolutions at the AGM.

All resolutions were approved by shareholders and the poll results were as follows:

Resolutions		No. of Votes (%)	
		For	Against
1.	To receive and consider the Statement of Accounts for the year ended 31 December 2004 and the Reports of the Directors and Auditors thereon.	641,461,047 (100.0000%)	0 (0.0000%)
2.	To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2004.	650,687,909 (100.0000%)	0 (0.0000%)
3.	i) To re-elect Mr. Fa-kuang Hu as Director	648,326,671 (99.7387%)	1,698,359 (0.2613%)
	ii) To re-elect Dr. Geoffrey Meou-tsen Yeh as Director	650,009,928 (99.9935%)	42,080 (0.0065%)
	iii) To re-elect Mrs. Pauline Wah Ling Yu Wong as Director	650,666,296 (99.9951%)	31,613 (0.0049%)
	iv) To re-elect Mr. Per Jorgensen as Director	650,065,008 (99.9997%)	2,000 (0.0003%)
	v) To re-elect Dr. Deanna Ruth Tak Yung Rudgard as Director	648,770,718 (99.9956%)	28,613 (0.0044%)
	vi) To re-elect Mr. Anthony Hsien Pin Lee as Director	649,819,185 (99.8706%)	841,746 (0.1294%)
4.	To approve annual Directors' fees and additional fees payable to Directors serving on board committees.	646,783,273 (99.9955%)	29,268 (0.0045%)
5.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company at a fee to be agreed by the Directors.	649,778,909 (99.8592%)	916,000 (0.1408%)
As Ordinary Resolutions			
6.	To give Directors a general mandate (where the shares are to be allotted wholly for cash, up to 10% of issued share capital, and in any event up to 20% of issued share capital) to issue and dispose of additional shares in the Company.	514,260,207 (79.0358%)	136,407,235 (20.9642%)
7.	To give Directors a general mandate (up to 10% of issued share capital) to repurchase shares in the Company.	650,635,464 (100.0000%)	0 (0.0000%)
8.	To give Directors a general mandate to issue and dispose of additional shares pursuant to Resolution numbered 6, not exceeding the amount of share repurchased in Resolution numbered 7.	646,672,464 (99.3912%)	3,961,000 (0.6088%)
9.	To adopt a new Share Option Scheme.	592,433,245 (91.0551%)	58,198,177 (8.9449%)
As Special Resolution			
10.	To approve the amendments to the Articles of Association.	611,994,715 (94.0608%)	38,642,607 (5.9392%)

Messrs. Deloitte Touche Tohmatsu, the auditors of the Company, have acted as the scrutineer and compared the poll results summary prepared by Standard Registrars Limited, the Share Registrars of the Company, to the poll forms collected by them. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute either an audit or a review made in accordance with Statements of Auditing Standards issued by Hong Kong Institute of Certified Public Accountants and accordingly, neither assurance, nor advice on matters of legal interpretation or legality of the poll results was provided.

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee, Dr. Deanna Ruth Tak Yung Rudgard; and (Director, Property) Pauline Wah Ling Yu Wong.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 10 May 2005

South China Morning Post (11 May 2005)



Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Appointment of Independent non-executive Director

The Board of Directors of the Company is pleased to announce the appointment of Mr. David Muir Turnbull as Independent non-executive Director of the Company effective 11 May 2005.

Mr. David Muir Turnbull, aged 50, is chairman of Swire Pacific Limited, Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and John Swire & Sons (H.K.) Limited. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited. He joined the Swire group in 1976 and has worked with the group in Australia, Dubai, Malaysia, Indonesia, the Philippines, and Hong Kong. He has an honours degree in economics.

Mr. Turnbull has no relationships with any Directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Turnbull will receive an annual director fee from the Company (at a new rate of HK$100,000 per annum effective 1 July 2005, as approved at the annual general meeting held today). He receives no other compensation from, and has no service contract with, the Company or any of its subsidiaries.

In accordance with the Articles of Association of the Company, Mr. Turnbull will hold office until the next annual general meeting of the Company and will be eligible for re-election. All Directors of the Company are subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election.

Saved as disclosed above, Mr. Turnbull has not held any directorships in other listed public companies during the last three years.

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Director, Property) Pauline Wah Ling Yu Wong.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 10 May 2005